Exhibit 14.1

VOUGHT AIRCRAFT INDUSTRIES, INC.

CODE OF ETHICS

Scope

This Code of Ethics applies to the principal executive officer, principal financial officer, principal accounting officer and controller and members of the Board of Directors (collectively the “Covered Officers”). This Code of Ethics is intended to supplement, but does not replace, the Vought Aircraft Industry, Inc. (“Vought”) Standards of Business Conduct.

Policy

It is Vought’s policy to maintain the highest standards of honesty and integrity in all aspects of company business and to meet all of the company’s responsibilities to employees, stakeholders, customers, suppliers and to the public.

Standards

All officers covered by this Code of Ethics will:

1. Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Produce, or cause to be produced, full, fair, accurate, timely, and understandable disclosure in reports and documents that Vought files with, or submits to, the Securities and Exchange Commission and in other public communications made by Vought;

3. Comply with applicable governmental laws, rules and regulations;

4. Promptly report violations of this Code of Ethics as provided below; and

5. Be held accountable for adherence to this Code of Ethics.

Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute a violation of law and may result in civil and criminal penalties for the Company and the Covered Officer.

Covered Officers are responsible for seeking an interpretation of this Code of Ethics, as needed, including whether this Code of Ethics is applicable to a particular situation, from the General Counsel. In addition, Covered Officers with questions regarding the best course of action in a particular situation should promptly contact the General Counsel.

Waivers from compliance with this Code of Ethics may only be granted by the Audit Committee of the Board of Directors. The Company will publicly disclose any waiver or implicit waiver of compliance with items 1,2, 3,4 or 5 above, granted to any of the Covered Officers.

For purposes of this Code of Ethics, a “waiver” shall mean the Company’s approval of a material departure from compliance with item 1, 2, 3,4 or 5 above and “implicit waiver” shall mean the Company’s failure to take action within a reasonable period of time regarding a material departure from compliance with item 1,2, 3, 4 or 5 above that has been made known to an executive officer. Notwithstanding the foregoing definition of “implicit waiver”, violations of this Code of Ethics should be promptly reported to the Company Ethics Officer as provided below.

If you are aware of a situation that you believe may be unlawful or unethical, you should immediately contact Vought’s OpenLine at (800) 535-5581. You may choose to remain anonymous in reporting any violation, or suspected violation, of this Code of Ethics. The Company Ethics Officer is responsible for advising the Company Ethics Committee of any violations or alleged violations of this policy no later than the Company Ethics Committee’s next regularly-scheduled meeting following receipt of such violation or alleged violation. No one will be retaliated against for raising issues in good faith.